U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                                FORM 3

       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
     1935 or Section 30(f) of the Investment Company Act of 1940.


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1.   Name and Address of Reporting Person:

     Pan Zone Co., Ltd.
     Jardine House
     33 Reed Street
     Hamilton HM12
     Bermuda

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2.   Date of Event Requiring Statement: June 20 2001


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3.   IRS or Social Security Number of Reporting Person (Voluntary):

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4.   Issuer Name and Ticker or Trading Symbol:

     Visual Bible International, Inc.
     OTC Bulletin Board Symbol = VBBI

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5.   Relationship of Reporting Person to Issuer (Check all applicable):

     [ ]  Director
     [ ]  Officer
               Title:
     [X]  10% Owner
     [ }  Other:

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6.   If Amendment, Date of Original:

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ }  Form filed by More than One Reporting Person


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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.              2.              3.              4.
Title of        Amount of       Ownership       Nature of
Security        Securities      Form: Direct    Indirect
(Instr. 4)      Beneficially    (D) or          Beneficial
                Owned (Instr.   Indirect (I)    Ownership
                4)              (Instr. 5)      (Instr. 5)
--------------- --------------- --------------- ----------
 .001 Par Value  39,625,000(1)   D               N/A
Common Stock


Reminder:      Report on a separate line for each class of
               securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) Does not give effect to a 1 for 3 reverse combination that occurred on 09/25/01.


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(e.g. puts, calls, warrants, options, convertible securities)

1.          2.                  3.Title and       4.               5.            6.
Title of    Date Exercisable    Title and         Conversion or    Ownership     Nature of
Derivative  and Expiration      Amount of         Exercise Price   Form of       Indirect
Security    Date                Securities        of Derivative    Derivative    Beneficial
(Instr. 4)                      Underlying        Security         Security:     Ownership
                                Derivative                         Direct (D)    (Instr. 5)
                                Security                           or Indirect
                                (Instr. 4)                         (I)(Instr. 5)
----------- ------------------- ----------------- ---------------- ------------- ----------
            Date     Expira     Title   Amount
            Exercis  tion               or
            able     Date               Number
                                        of
                                        Shares
            -------  ---------- ------  ---------

N/A




Explanation of Responses:



**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See
          Instruction 6 for procedure.


Date: November 16, 2001


PAN ZONE CO., LTD.




By:  /s/ Anthony Ng
     Anthony Ng, President